Exhibit 99.1

TD Bank Group agrees to sell its European Direct Investing business to Interactive Investor

TORONTO Oct. 12, 2016 /CNW/ TD Bank Group today announced an agreement to sell its European direct investing business, through the sale of the shares of TD Wealth Holdings (UK) Limited and TD Bank International S.A. (Luxembourg) (collectively, “TDDI”), to Interactive Investor plc (“Interactive Investor”), subject to regulatory approval. There will be no immediate change for the customers of either company.

"We're very pleased to have reached this agreement with Interactive Investor, a highly regarded team who will ensure that TDDI customers continue to have access to excellent products, services and technology to meet their investing needs for the long term," said Leo Salom, Executive Vice President, TD Wealth, TD Bank Group. "With this transaction, we will remain focused on our core areas of growth in North America, where we are a top-10 financial institution with an ambitious agenda to expand our Wealth franchise, which currently serves 2.2 million clients and has more than $700 billion in client assets across Canada and the U.S.”

Additional information about the agreement, including a news release, is available on the Interactive Investor web site.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by branches and serves approximately 25 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with approximately 10.8 million active online and mobile customers. TD had CDN$1.2 trillion in assets on July 31, 2016. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

About Interactive Investor plc

Interactive Investor was founded in 1995 and the company’s history reflects the story of the way the internet changed the balance of power in favour of private investors, giving them access to tools and services once only available to professionals and allowing them to harness the power of technology to invest quickly and cost-effectively. Interactive Investor is proud to be firmly on the side of the investor. Now with an established and significant brokerage business, Interactive Investor offers a complete suite of services and products that investors can use to research, learn about and trade markets. Interactive Investor provides customers with ISA and SIPP services, execution only share, fund, gilt and bond trading, and a white labelled solution for spread betting and CFDs. Clients caninvest in UK and international main market equities, small companies via the Alternative Investment Market (Aim), or collectives including investment trusts, funds and ETFs. The ii website features a shortlist of around 190 independently selected Rated Funds and a range of model portfolios that allow you to narrow down the best options for inclusion within your account. Interactive Investor’s approach is open and transparent throughout. Importantly, fees are based on the transactions, not the opaque world of percentage-based charges, linked to the level of assets held in your account.

Interactive Investor also owns Moneywise the UK’s leading Personal Finance website and magazine, Money Observer the leading investment website and magazine and publishes specialist retirement magazine How to Retire in Style. These inform and educate millions as they look to take greater control over their financial affairs.

Caution Regarding Forward Looking Information
From time to time, TD makes written and/or oral forward-looking statements, including in this press release, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, and in other communications. In addition, representatives of TD may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the "safe harbour" provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward- looking statements include, but are not limited to, statements regarding TD's plan to complete the technology platform development and be operational in the prime brokerage business. Forward-looking statements are typically identified by words such as "will", "should", "believe", "expect", "anticipate", "intend", "estimate", "plan", "may", "aim" and "could".

By their very nature, these forward-looking statements require TD to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political and regulatory environments, such risks and uncertainties - many of which are beyond TD's control and the effects of which can be difficult to predict - may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: credit, market (including equity, commodity, foreign exchange, and interest rate), liquidity, operational (including technology and infrastructure), reputational, insurance, strategic, regulatory, legal, environmental, capital adequacy and other risks. Examples of such risk factors include the general business and economic conditions in the regions in which TD operates; the ability of TD to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; disruptions in or attacks (including cyber-attacks) on TD's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behaviour to which TD is exposed; the failure of third parties to comply with their obligations to TD or its affiliates, including relating to the care and control of information; the impact of new and changes to, or application of, current laws and regulations, including without limitation tax laws, risk-based capital guidelines and liquidity regulatory guidance; the overall difficult litigation environment, including in the U.S.; increased competition, including through internet and mobile banking and non-traditional competitors; changes to TD's credit ratings; changes in currency and interest rates (including the possibility of negative interest rates); increased funding costs and market volatility due to market illiquidity and competition for funding; critical accounting estimates and changes to accounting standards, policies, and methods used by TD; existing and potential international debt crises; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. With regard to TD's proposed disposition of TDDI, there can be no assurance that TD will realize the anticipated benefits or results of the disposition due to a variety of factors, including: inability to complete the disposition in the timeframe anticipated, obtain regulatory approvals of the transaction, or satisfy other closing conditions to the transaction on the proposed terms and timeframe. TD cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect TD's results. For more detailed information, please refer to the "Risk Factors and Management" section of TD's 2015 Management's Discussion and Analysis, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any transactions or events discussed under the heading "Significant Events" in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to TD and TD cautions readers not to place undue reliance on TD's forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this press release are set out in the 2015 MD&A under the headings "Economic Summary and Outlook", and for each business segment, "Business Outlook and Focus for 2016", each as may be updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this press release represent the views of management only as of the date hereof and are presented for the purpose of assisting TD's shareholders and analysts in understanding TD's financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. TD does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

For further information:

Investors: Gillian Manning, Investor Relations, 416-308-6014, Gillian.Manning@td.com; Media: Elizabeth Lewis, (416) 276-0367, Elizabeth.lewis@td.com